Exhibit 1

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Independent Auditors Report	F-2

Consolidated Statements of Income for the years ended December 31, 2002 and 2003 (audited) and for the nine months ended September 30, 2003 and 2004 (unaudited)	F-3

Consolidated Balance Sheets as of December 31, 2002 and 2003 (audited) and September 30, 2004 (unaudited)	F-4

Consolidated Statements of Changes in Equity for the years ended December 31, 2002 and 2003 (audited) and for the nine months ended September 30, 2004 (unaudited)	F-5

Consolidated Cash Flow Statements for the years ended December 31, 2002 and 2003 (audited) and for the nine months ended September 30, 2003 and 2004 (unaudited)	F-6

Notes to Consolidated Financial Statements	F-7

INDEPENDENT AUDITORS REPORT

TO THE SHAREHOLDERS OF

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES:

We have audited the accompanying consolidated balance sheets of Fage Dairy Industry S.A. (a Greek Corporation) and its subsidiaries (hereinafter the “Company”) as of December 31, 2002 and 2003 and the related consolidated statements of income, changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Fage Dairy Industry S.A. and its subsidiaries as of December 31, 2002 and 2003, and the results of its operations and its cash flows for the years then ended, in accordance with International Financial Reporting Standards.

Ernst & Young (Hellas)

Certified Auditors Accountants S.A.

Athens, Greece

January 7, 2005

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2003

AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2004

(All amounts in thousands of Euro)

		December 31,		September 30,
	Notes	2002	2003	2003	2004
				(unaudited)
REVENUES:
Net sales		331,308	349,490	266,699	272,984
Cost of sales		(207,316)	(220,308)	(164,983)	(169,194)
Gross profit		123,992	129,182	101,716	103,790
Selling, general and administrative expenses	6	(95,790)	(109,667)	(82,921)	(90,570)
Other income		1,217	771	550	551
Other expenses		(218)	(480)	(369)	(330)
PROFIT FROM OPERATIONS		29,201	19,806	18,976	13,441
Financial income/(expenses), net	7	(10,262)	(7,701)	(6,048)	(5,762)
Foreign exchange gains/(losses), net		18,428	14,385	8,186	(1,266)
Share of profit/(losses) of associates	12	(1,197)	(680)	(153)	(106)
PROFIT BEFORE INCOME TAXES AND MINORITY INTERESTS		36,170	25,810	20,961	6,307
Income taxes	8	(13,603)	(10,694)	(7,757)	(2,608)
NET PROFIT FROM ORDINARY ACTIVITIES		22,567	15,116	13,204	3,699
Minority interests		111	15	23	2
NET PROFIT		22,678	15,131	13,227	3,701
Earnings per share
Basic and diluted		2.36	1.57	1.38	0.39
Weighted average number of shares, basic and diluted	19	9,610,400	9,610,400	9,610,400	9,610,400

The accompanying notes are an integral part of these consolidated financial statements.

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2002 AND 2003 AND SEPTEMBER 30, 2004

(All amounts in thousands of Euro)

		December 31,		September 30,
	Notes	2002	2003	2004
				(unaudited)
ASSETS
Non-Current Assets:
Property, plant and equipment	9	91,404	99,330	107,546
Goodwill	10	8,790	8,197	8,268
Investments in associates accounted for using the equity method	12	1,236	767	722
Available for sale financial assets	13	1,197	1,197	1,197
Other non current assets	14	1,653	1,186	1,188
Deferred income taxes	8	—	—	762
Total non-current assets		104,280	110,677	119,683

Current Assets:
Inventories	15	18,025	20,215	24,853
Trade and other receivables	16	78,467	81,536	90,481
Due from related companies	17	1,587	1,739	2,155
Available for sale financial assets	13	3,116	4,014	2,692
Cash and cash equivalents	18	7,866	2,171	6,578
Total current assets		109,061	109,675	126,759
TOTAL ASSETS		213,341	220,352	246,442

EQUITY AND LIABILITIES
Share capital	19	28,254	28,254	28,254
Reversal of revaluation gains	19	(22,396)	(22,396)	(22,396)
Retained earnings		6,606	21,530	21,981
Legal, tax free and special reserves	20	23,931	24,138	24,138
Other reserves		(370)	375	(477)
Total Equity		36,025	51,901	51,500
Minority interests		52	37	3

Non-Current Liabilities:
Interest bearing loans and borrowings	22	85,740	71,644	73,255
Other long-term liabilities	23	3,079	2,555	2,227
Reserve for staff retirement indemnities	24	1,401	1,674	1,863
Deferred income taxes	8	9,035	14,669	15,543
Total non-current liabilities		99,255	90,542	92,888

Current Liabilities:
Trade accounts payable	25	48,211	46,051	45,370
Due to related companies	17	7,850	9,906	10,599
Short-term borrowings	26	5,838	8,514	36,416
Income taxes payable	8	6,512	5,235	4,156
Accrued and other current liabilities	27	9,598	8,166	5,510
Total current liabilities		78,009	77,872	102,051
TOTAL LIABILITIES AND EQUITY		213,341	220,352	246,442

The accompanying notes are an integral part of these consolidated financial statements.

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2003

AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

(All amounts in thousands of Euro)

					Other reserves
	Share capital	Reversal of revaluation gains	Legal, tax free and special reserves	Retained earnings/ (accumulated deficit)	Unrealised gains/(losses) on available for sale financial assets	Foreign exchange gains/(losses)	Total other reserves	Total Equity
Balance, December 31, 2001	20,572	(14,751)	19,516	(11,657)	(256)	0	(256)	13,424
Increase in share capital through the capitalisation of revaluation gains	7,645	(7,645)	0	0	0	0	0	0
Increase in share capital through cash contribution	37	0	0	0	0	0	0	37
Profit for the year	0	0	0	22,678	0	0	0	22,678
Transfer of statutory earnings to legal, tax free and special reserves	0	0	4,415	(4,415)	0	0	0	0
Foreign currencies translation	0	0	0	0	0	35	35	35
Unrealised losses on available for sale financial assets	0	0	0	0	(149)	0	(149)	(149)
Balance, December 31, 2002	28,254	(22,396)	23,931	6,606	(405)	35	(370)	36,025
Profit for the year	0	0	0	15,131	0	0	0	15,131
Transfer of statutory earnings to legal, tax free and special reserves	0	0	207	(207)	0	0	0	0
Foreign currencies translation	0	0	0	0	0	20	20	20
Unrealised gains on available for sale financial assets	0	0	0	0	725	0	725	725
Balance, December 31, 2003	28,254	(22,396)	24,138	21,530	320	55	375	51,901
Profit for the period	0	0	0	3,701	0	0	0	3,701
Dividends declared from 2003 statutory profits (€0.34 per share)	0	0	0	(3,250)	0	0	0	(3,250)
Foreign currencies translation	0	0	0	0	0	7	7	7
Unrealised losses on available for sale financial assets	0	0	0	0	(859)	0	(859)	(859)
Balance, September 30, 2004 (unaudited)	28,254	(22,396)	24,138	21,981	(539)	62	(477)	51,500

The accompanying notes are an integral part of these consolidated financial statements.

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2003

AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2004

(All amounts in thousands of Euro)

		December 31,		September 30,
	Notes	2002	2003	2003	2004
				(unaudited)
Cash flows from operating activities
Profit before income taxes and minority interests		36,170	25,810	20,961	6,307
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortisation	5	8,727	10,153	7,520	7,919
Provision for staff retirement indemnities	24	404	511	336	515
Provision for doubtful accounts receivable	16	1,171	459	225	116
Interest and other related income	7	(320)	(100)	(41)	(97)
Interest expense	7	10,582	7,801	6,089	5,859
Gain on disposal of property, plant and equipment		(222)	(69)	(52)	(36)
Unrealised foreign exchange (gains)/losses		(16,558)	(15,064)	(8,950)	1,144
Losses on equity investees	12	1,197	680	153	106
Operating profit before working capital changes		41,151	30,181	26,241	21,833
(Increase)/Decrease in:
Inventories	15	(493)	(2,190)	(5,294)	(4,638)
Trade and other receivables	16	(8,379)	(3,528)	(2,891)	(9,061)
Due from related companies	17	168	(152)	(426)	(416)
Increase/(Decrease) in:
Trade accounts payable	25	11,191	(2,160)	(6,678)	(681)
Due to related companies	17	3,270	2,056	1,669	693
Accrued and other current liabilities	27	2,295	(1,129)	(1,870)	(1,250)
Interest paid		(10,770)	(7,751)	(7,673)	(7,019)
Income taxes paid		(2,728)	(6,481)	(6,058)	(3,109)
Payment of staff retirement indemnities	24	(202)	(238)	(121)	(326)
(Increase)/decrease in other non-current assets		(847)	467	534	(2)
Increase/(decrease) in other long-term liabilities		519	(524)	(328)	(328)
Net Cash from (used in) Operating Activities		35,175	8,551	(2,895)	(4,304)
Cash Flows from Investing Activities:
Capital expenditure for property, plant and equipment	9	(18,970)	(18,429)	(15,445)	(16,009)
Proceeds from disposal of property, plant and equipment		2,131	1,012	593	360
Interest and other related income received		320	100	41	97
Investments in associates		0	(123)	(88)	(61)
Acquisition of minority interest	11	(2,823)	0		(489)
Net change in restricted cash		15,298	0	0	0
Purchase of available for sale financial assets		(14)	0	0	0
Net Cash used in Investing Activities		(4,058)	(17,440)	(14,899)	(16,102)
Cash Flows from Financing Activities:
Net change in short-term borrowings	26	(24,835)	3,141	16,115	28,030
Repayment of long-term debt		(1,242)	0	0	0
Increase in share capital	19	37	0	0	0
Dividends paid	21	0	0	0	(3,250)
Net Cash from (used in) Financing Activities		(26,040)	3,141	16,115	24,780
Effect of exchange rates changes on cash		(42)	53	(6)	33
Net increase (decrease) in cash and cash equivalents		5,035	(5,695)	(1,685)	4,407
Cash and cash equivalents at beginning of year/period	18	2,831	7,866	7,866	2,171
Cash and cash equivalents at year-end/period	18	7,866	2,171	6,181	6,578

The accompanying notes are an integral part of these consolidated financial statements.

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND SEPTEMBER 30, 2004

(Amounts in all tables and notes are presented in thousands of Euro unless otherwise stated)

1.             CORPORATE INFORMATION:

Fage Dairy Industry S.A., a corporation formed under the laws of the Hellenic Republic (also known as Greece), is the successor to a business founded in Athens in 1926 by the family of Mr. Athanassios Filippou, the father of the current shareholders, Messrs. Ioannis and Kyriakos Filippou. References to the “Company” or “Fage” include, unless the contents indicate otherwise, Fage Dairy Industry S.A. and its consolidated subsidiaries.

Its objects and purposes, as specified in its Memorandum and Articles of Association include the production and trading of dairy products, the distribution of other food products and the trading, import and export and representation of firms in Greece and abroad in connection with such products. All operating activities are conducted in Greece and the Company’s products are sold under the FAGE® and other related trademarks.

The Company’s headquarters are in Athens at 35 Ermou Street, 144 52 Metamorphosi. The life of Fage Dairy Industry S.A., according to its Articles of Association is ninety (90) years as of December 30, 1977, with a possible extension permitted following a decision of the General Meeting of its Shareholders.

The Company’s average number of employees for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2004, amounted to approximately 1,547, 1,503 and 1,494 (unaudited), respectively.

2.             BASIS OF PRESENTATION:

(a)           Basis of Preparation of Financial Statements: The accompanying consolidated financial statements have been prepared under the historical cost convention, except for available for sale financial assets that have been measured at fair value and they comply with International Financial Reporting Standards (“IFRS”). The accompanying consolidated financial statements have been prepared in accordance with IFRS for the first time, by applying IFRS 1 “First-time Adoption of International Financial Reporting Standards” with the transition date being January 1, 2002.

The interim consolidated financial statements for the interim nine months periods ended September 30, 2003 and 2004 have been prepared in accordance to IAS 34 and the same accounting policies and methods of computation have been followed in the interim periods as compared with the most recent annual consolidated financial statements (December 31, 2003).

(b)           Effect of new accounting pronouncements: On December 17, 2003, revisions to IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement” were published. The revised IAS 39 must be applied for annual periods beginning on or after January 1, 2005. Earlier application is permitted only if the revised IAS 32 is also early applied.

On December 18, 2003, revisions were published to:

- IAS 1	“Presentation of Financial Statements,”
- IAS 2	“Inventories,”
- IAS 8	“Accounting Policies, Changes in Accounting Estimates and Errors,”

- IAS 10	“Events after the Balance Sheet Date,”
- IAS 16	“Property, Plant and Equipment,”
- IAS 17	“Leases,”
- IAS 21	“The Effects of Changes in Foreign Exchange Rates,
- IAS 24	“Related Party Disclosures,”
- IAS 27	“Consolidated and Separate Financial Statements,”
- IAS 28	“Investments in Associates,”
- IAS 31	“Interests in Joint Ventures,”
- IAS 33	“Earnings per Share,” and
- IAS 40	“Investment Property.”

The effective date for all revised standards is January 1, 2005. Earlier application is encouraged. The revised standards also supersede:

- SIC 1	“Consistency—Different Cost Formulas for Inventories,”
- SIC 2	“Consistency—Capitalisation of Borrowing Costs,”
- SIC 3	“Elimination of Unrealised Profits and Losses on Transactions with Associates,”
- SIC 5	“Classification of Financial Instruments—Contingent Settlement Provisions,”
- SIC 6	“Costs of Modifying Existing Software,”
- SIC 11	“Foreign Exchange—Capitalisation of Losses Resulting from Severe Currency Devaluations,”
- SIC 14	“Property, Plant and Equipment—Compensation for the Impairment or Loss of Items,”
- SIC 16	“Share Capital—Reacquired Own Equity Instruments (Treasury Shares),”
- SIC 17	“Equity—Costs of an Equity Transaction,”
- SIC 18	“Consistency—Alternative Methods,”
- SIC 19	“Reporting Currency—Measurement and Presentation of Financial Statements under IAS 21 and IAS 29,”
- SIC 20	“Equity Accounting Method—Recognition of Losses,”
- SIC 23	“Property, Plant and Equipment—Major Inspection or Overhaul Costs,”
- SIC 24	“Earnings Per Share—Financial Instruments that May Be Settled in Shares,”
- SIC 30	“Reporting Currency—Translation from Measurement Currency to Presentation Currency,” and
- SIC 33	“Consolidation and Equity Method—Potential Voting Rights and Allocation of Ownership Interest.”

IFRS 2 “Share-based Payment” (also replacing certain disclosure requirements in IAS 19 “Employee Benefits”) was published on February 19, 2004. IFRS 2 is effective for annual periods beginning on or after January 1, 2005. Earlier application is encouraged. On March 31, 2004, IFRS 3 “Business Combinations” (superseding IAS 22 “Business Combinations”), IFRS 4 “Insurance Contracts” and IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”) (superseding IAS 35 “Discontinuing Operations”) were published. Revisions to IAS 36 “Impairment of Assets” and IAS 38 “Intangible Assets”, in both cases related to IFRS 3, were also published on March 31, 2004. IFRS 3 should be applied in business combinations agreed to on or after March 31, 2004. Special transitional provisions apply to previously recognised goodwill, negative goodwill, intangible assets, and equity accounted investments. IFRS 5 must be applied prospectively for annual periods beginning on or after January 1, 2005. Earlier application is permitted, provided the information needed to apply this standard were obtained at the time the business combinations were initially accounted for. The revised IAS 36 and IAS 38 should be applied for annual periods beginning on or after March 31, 2004 (or date of adoption of IFRS 3 for goodwill and intangible assets acquired in a business combination).

The Company did not apply in these consolidated financial statements any of the new standards and revisions for standards that were not effective as of the balance sheet date.

The Company’s future adoption of IFRS 5 and of the revisions to IAS 2, IAS 8, IAS 10, IAS 16, IAS 17, IAS 21, IAS 24, IAS 28, IAS 31, IAS 32, IAS 33 and IAS 39 will not entail any restatements of comparative figures. When adopting IAS 1 and IAS 27, the Company will have to recognise the share of equity owned by external shareholders not as a separate line item on the face of the consolidated balance sheet but as a separate component within shareholders’ equity. Likewise, the minority share of income will not be recognised as a separate line item on the face of the consolidated statement of income but as a disclosure on the face of the consolidated statement of income of the allocation of profit or loss for the period. The Company does not own assets of the type regulated by IAS 40. The Company is evaluating what effects, if any, IFRS 2 will have on its consolidated financial statements. Adoption of IFRS 3 and of the revisions to IAS 36 and IAS 38 involves, among other things, that goodwill will no longer be amortised but tested for impairment at least annually and that the minority interest should include minority shareholders’ part of the fair value of assets acquired and liabilities assumed. The Company will account for all acquisitions after 31 March 2004, as per IFRS 3 in its consolidated financial statements.

(c)           Approval of Financial Statements: The General Assembly of the Shareholders of the Company approved the Company’s IFRS consolidated financial statements for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, on January 5, 2005.

(d)           Use of Estimates: The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may ultimately differ from those estimates.

3.             PRINCIPAL ACCOUNTING POLICIES:

The principal accounting policies adopted in the preparation of the accompanying consolidated financial statements, which are consistently applied by the Company, are as follows:

(a)           Basis of Consolidation: The accompanying consolidated financial statements of the Company include the accounts of Fage Dairy Industry S.A. and all subsidiaries where Fage Dairy Industry S.A. has control. Control is presumed to exist when Fage Dairy Industry S.A. through direct or indirect ownership retains the majority of voting interest or has the power to control the Board of the investee. Subsidiaries are consolidated from the date on which effective control is transferred to the Company and cease to be consolidated from the date in which control is transferred out of the Company.

All intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements. Where necessary, accounting policies for subsidiaries have been revised to ensure consistency with the policies adopted by the Company.

Business combinations have been accounted for using the purchase method of accounting that measures the assets and liabilities acquired at their fair value at acquisition date in accordance with IAS 22. Accordingly, the purchase consideration has been allocated to the assets and liabilities on the basis of fair value at the date of acquisition. Minority interests have been stated at the minority’s proportion of the pre-acquisition carrying amounts of the assets and liabilities at the date of acquisition.

Acquisitions of minority interests made after obtaining control of an entity are accounted for by recognising the reduction in minority interest based on the carrying amount of equity at the date of acquisition. Any excess of amounts paid over the percentage of the carrying amount of equity acquired, are recognised as goodwill.

(b)           Investments in Associates: The Company’s investments in other entities in which Fage exercises significant influence are accounted for using the equity method. Under this method the investment in associates is recognised at cost, and subsequently increased or decreased to recognise the investor’s share of the profit or loss of the associate, changes in the investor’s share of other changes in the associate’s equity, distributions received and any impairment in value. The income statement reflects the Company’s share of the results of operations of the associate.

(c)           Foreign Currency Translation: The Company’s reporting currency until December 31, 2001, was the Greek Drachmae (GRD). Effective January 1, 2001 and pursuant to the Treaty for the European Union, Greece joined the Economic and Monetary Union (E.M.U.). Accordingly, the rate for the Greek Drachmae against the Euro was fixed at GRD 340.75 to Euro 1.00. Effective January 1, 2002, the official currency for all E.M.U. member states is the Euro. Accordingly, as of January 1, 2002, Fage’s reporting currency is the Euro. Transactions involving other currencies are converted into Euro (or Greek Drachmae through December 31, 2001) using the exchange rates which are in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are adjusted to reflect the current exchange rates.

Gains or losses resulting from foreign currency remeasurement are reflected in the accompanying consolidated statements of income. Transaction gains or losses are reported in the consolidated statements of income.

Included in foreign exchange gains/(losses), net, shown in the accompanying consolidated statements of income for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, are amounts of €16,527, €14,990, €8,600 (unaudited) and €(1,086) (unaudited), respectively, which relate to year/period-end remeasurement. Of these foreign exchange gains/(losses), net for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, the amounts of €16,343, €(14,599), €(8,603)

(unaudited) and €1,272 (unaudited), respectively, relate to year/period-end remeasurement of the Existing Notes referred to in Note 22.

The reporting currency of the Company’s wholly owned subsidiary, Fage USA Corporation, is the U.S. Dollar. Accordingly, all balance sheet accounts of this subsidiary are translated using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the weighted average rate of exchange prevailing during the year. Translation gains/(losses) are reported in “other reserves,” a component of equity, which amounted to €35, €55 and €62 (unaudited) at December 31, 2002 and 2003 and for the nine months ended September 30, 2004, respectively.

(d)           Advertising Costs: All advertising costs are expensed as incurred and included in selling, general and administrative expenses in the consolidated statements of income. Advertising costs for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, were €22,147, €23,160, €19,122 (unaudited) and €23,705 (unaudited), respectively.

(e)           Research and Product Development Costs: Research costs are expensed as incurred. Development expenditure is mainly incurred for developing products. Costs incurred for the development of an individual project are recognised as an intangible asset only when the requirements of IAS 38 “Intangible Assets” are met. Development costs incurred during the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, have been expensed as they did not meet the requirements as set out in the mentioned Standard.

(f)            Revenue Recognition: The Company recognises revenues, net of trade discounts and sales incentives, when the significant risks and rewards of ownership of the goods have passed to customers and can be reliably measured. Shipping and handling costs are classified as part of selling, general and administrative expenses. Such costs for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, amounted to €33,195, €34,350, €25,762 (unaudited) and €27,963 (unaudited), respectively. Furthermore, trade support actions that are generally invoiced to the Company by customers are accounted for as a reduction of sales rather than selling expenses.

(g)           Property, Plant and Equipment: Property, plant and equipment are stated at cost, net of subsidies provided by the Greek State, less accumulated depreciation and less any accumulated impairment losses. Borrowing costs incurred during the period of construction that is directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of the asset using the related borrowing rate. Repairs and maintenance costs are expensed as incurred. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement, and any gain or loss is included in the consolidated statements of income. For statutory reporting purposes, the Company was obliged to revalue its property, plant and equipment at various dates following the provisions of the respective mandatory tax laws. These revaluations have been reversed in the consolidated financial statements, after giving effect to the related deferred income taxes. The reversal of the net revaluation gains is reflected as a separate component of equity.

(h)           Depreciation: Depreciation is computed based on the straight-line method at rates, which approximate average useful lives.

The rates used are as follows:

Classification	Annual Rates
Buildings	3%
Machinery and equipment	7%
Transportation equipment	12%-15%
Furniture and fixtures	15%

(i)            Goodwill: Goodwill on acquisitions is initially measured at cost being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition. Following initial recognition, goodwill is amortised on a straight-line basis over its estimated useful economic life not exceeding 20 years. Goodwill is reviewed for impairment when events or changes in circumstances indicate that its carrying value may not be recoverable. Goodwill is stated at cost less accumulated amortisation and any impairment in value.

(j)            Impairment of Assets: The carrying values of assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Whenever the carrying value of an asset exceeds its recoverable amount an impairment loss is recognised in the consolidated statement of income. The recoverable amount is measured as the higher of net selling price and value in use. Net selling price is the amount obtainable from the sale of an asset in an arm’s length transaction between knowledgeable, willing parties, after deducting any direct incremental selling costs, while value in use is the present value of estimated future cash flows expected to arise from continuing use of the asset and from its disposal at the end of its useful life. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

(k)           Investments: All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment.

After initial recognition, investments which are classified as available for sale are measured at fair value. Gains or losses are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the consolidated statement of income. For investments that are actively traded in organised financial markets, fair value is determined by reference to market prices at the balance sheet date. For investments where there is no quoted market price, fair value is determined based on the expected cash flows of the underlying net asset base of the investment.

(l)            Inventories: Inventories are stated at the lower of cost and net realisable value. Cost of finished and semi-finished products includes all costs incurred in bringing inventories to their current location and state of manufacture and comprises raw materials, labour, an applicable amount of production overhead (based on normal operating capacity, but excludes borrowing costs) and packaging. The cost of raw materials and finished goods are determined based on a first-in, first-out basis. Net realisable value for finished goods is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. The net realisable value for raw materials is the estimated replacement cost in the ordinary course of business.

(m)          Accounts Receivable Credit and Collection: The Company has established criteria for granting credit to customers, which are generally based upon the size of the customer’s operations and consideration of relevant financial data. Business is generally conducted with such customers under normal terms with collection expected within sixty days after shipment. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for doubtful accounts. The balance of such allowance for doubtful accounts is appropriately adjusted by recording a charge to the consolidated statement of income of the reporting period. Any amount written-off with respect to customer account balances is charged against the existing allowance for doubtful accounts. It is the Company’s policy not to write-off an account until all possible legal action has been exhausted. During 2002, delinquent accounts were written-off against the existing allowance for doubtful accounts of €669 (see also Note 16). During the year ended December 31, 2003 and the nine months ended September 30, 2003 and 2004, no delinquent accounts were written-off.

(n)           Concentrations of Credit Risks: Concentrations of credit risks are limited with respect to receivables due to the large number of customers comprising the Company’s customer base. At December 31, 2002 and 2003 and at September 30, 2004, approximately €5,871, €5,906 and €7,520 (unaudited), respectively [7.4%, 7.2% and 8.3% (unaudited) of net trade and other receivables, respectively] of receivables were due from one supermarket group. The Company generally does not require collateral or other security to support customer receivables.

(o)           Cash and Cash Equivalents: The Company considers time deposits and other highly liquid investments with original maturity of three months or less, to be cash equivalents.

For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash at hand and in banks and of cash and cash equivalents as defined above.

(p)           Interest Bearing Loans and Borrowings: All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, they are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs.

(q)           Borrowing Costs: Borrowing costs are recognised as an expense in the period in which they are incurred, except the Company capitalises such costs in accordance with the allowed alternative treatment as per IAS 23 “Borrowing Costs.”

(r)            Reserve for Staff Retirement Indemnities: Staff retirement obligations are calculated at the discounted value of the future retirement benefits deemed to have accrued at year-end, based on the employees earning retirement benefit rights steadily throughout the working period. Retirement obligations are calculated on the basis of financial and actuarial assumptions detailed in Note 24 and are determined using the projected unit credit actuarial valuation method. Net pension costs for the period are included in payroll in the accompanying consolidated statements of income and consist of the present value of benefits earned in the year, interest cost on the benefit obligation, past service cost, actuarial gains or losses and any additional pension charges. Past service costs are recognised on a straight-line basis over the average period until the benefits under the plan become vested. Unrecognised actuarial gains or losses are recognised over the average remaining service period of active employees and included as a component of net pension cost for a year if, as of the beginning of the year, it exceeds 10% of the projected benefit obligation. The retirement benefit obligations are not funded.

(s)            Income Taxes (Current and Deferred): Current and deferred income taxes are computed based on the standalone financial statements of each of the entities included in the consolidated financial statements, in accordance with the tax rules in force in Greece or other tax jurisdictions in which entities operate. Income tax expense consists of income taxes for the current year based on each entity’s profits as adjusted in its tax returns and deferred income taxes, using substantively enacted tax rates. Deferred income taxes are provided using the liability method for all temporary differences arising between the tax base of assets and liabilities and their carrying values for financial reporting purposes. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilised. For transactions recognised directly in equity, any related tax effects are also recognised directly in equity. Deferred tax is calculated using substantively enacted tax rates at the balance sheet date. Temporary differences giving effect to such taxes are explained in Note 8.

(t)            Leases: Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the consolidated statement of income on the straight line basis over the lease term.

(u)           Provisions and Contingencies: Provisions are recognised when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle this obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognised in the consolidated financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognised in the consolidated financial statements but are disclosed when an inflow of economic benefits is probable.

(v)           Earnings per Share: Basic and dilutive earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during each year. There were no dilutive securities outstanding during any of the years presented.

(w)          Segment Reporting: The Company produces dairy products and operates primarily in Greece. Due to the nature of the products and the manner in which they are marketed to customers, the business is operated and managed as one business segment. Accordingly, no operating results by individual or group of products are produced and neither are the Company’s assets and liabilities analysed by various product groups.

(x)           Subsidies: Under various incentive laws, the Hellenic Republic provides subsidies for property, plant and equipment. Fage accrues for such subsidies when it meets the related contractual obligations and reflects such subsidies as a reduction of the related asset cost [See Notes 3(g) and 9].

4.             PAYROLL COST:

Payroll cost in the accompanying consolidated financial statements is analysed as follows:

	December 31,		September 30,
	2002	2003	2003	2004
			(unaudited)
Wages and salaries	22,194	25,177	18,954	21,083
Social security costs	5,512	6,186	4,392	5,284
Staff retirement indemnities (Note 24)	404	511	336	515
Other staff costs	654	890	731	643
Total payroll	28,764	32,764	24,413	27,525
Less: amounts charged to cost of production	(14,578)	(17,844)	(13,871)	(15,208)
Payroll expensed (Note 6)	14,186	14,920	10,542	12,317

Compensation paid to directors and executive officers for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, amounted to €8,638, €15,473, €11,566 (unaudited) and €10,144 (unaudited), respectively. Of these amounts, €7,319, €14,010, €10,469 (unaudited) and €8,988 (unaudited) have been paid to the shareholders and family members, in the years ended December 31, 2002 and 2003 and in the nine months ended September 30, 2003 and 2004, respectively.

5.             DEPRECIATION AND AMORTISATION:

Depreciation and amortisation in the accompanying consolidated financial statements is analysed as follows:

	December 31,		September 30,
	2002	2003	2003	2004
			(unaudited)
Depreciation on property, plant and equipment (Note 9)	8,134	9,560	7,075	7,469
Amortisation of goodwill (Note 10)	593	593	445	450
Total depreciation and amortisation	8,727	10,153	7,520	7,919
Less: amounts charged to cost of production	(6,185)	(7,384)	(5,712)	(5,681)
Depreciation and amortisation expensed (Note 6)	2,542	2,769	1,808	2,238

6.                                      SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:

Selling, general and administrative expenses in the accompanying consolidated statements of income are analysed as follows:

	December 31,		September 30,
	2002	2003	2003	2004
			(unaudited)
Advertising costs (Note 3(d))	22,147	23,160	19,122	23,705
Shipping and handling costs (Note 3(f))	33,195	34,350	25,762	27,963
Third party fees	10,452	21,974	16,140	14,716
Payroll (Note 4)	14,186	14,920	10,542	12,317
Olympic Games 2004 sponsorship	2,109	2,825	2,198	1,516
Depreciation and amortisation (Note 5)	2,542	2,769	1,808	2,238
Traveling and entertainment	1,560	1,508	1,174	1,256
Allowance for doubtful accounts (Note 16)	1,171	459	259	116
Repairs and maintenance	1,602	1,571	1,318	1,492
Other	6,826	6,131	4,598	5,251
	95,790	109,667	82,921	90,570

7.                                      FINANCIAL INCOME/(EXPENSES), NET:

Financial income/(expense), net in the accompanying consolidated statements of income is analysed as follows:

	December 31,		September 30,
	2002	2003	2003	2004
			(unaudited)
Interest on loans and borrowings (Note 22)	(9,846)	(7,561)	(5,870)	(5,439)
Interest on short-term borrowings (Note 26)	(903)	(327)	(242)	(544)
Other	(28)	(125)	(90)	(124)
	(10,777)	(8,013)	(6,202)	(6,107)
Less: amounts capitalised in property, plant and equipment	195	212	113	248
Total financial expenses	(10,582)	(7,801)	(6,089)	(5,859)
Interest earned on cash at banks and on time deposits (Note 18)	306	65	41	65
Other financial income	14	35	—	32
Total financial income	320	100	41	97
Total financial income/(expense), net	(10,262)	(7,701)	(6,048)	(5,762)

8.                                      INCOME TAXES:

According to the tax law, companies with registered shares not listed on the Athens Stock Exchange were subject to income taxes at a rate of 40% on their taxable profits (distributed or not). During fiscal year 2000, the corporate enacted tax rate for fiscal year 2001 was reduced to 37.5% for non-listed companies with bearer shares and for fiscal year 2002 and onwards it was further reduced to 35%.

The provision for income taxes reflected in the accompanying consolidated statements of income is analysed as follows:

	December 31,		September 30,
	2002	2003	2003	2004
			(unaudited)
Current income taxes:
-current income tax charge	3,909	4,868	4,037	2,030
-adjustments in respect of current income tax of previous years	1,312	336	—	—
Deferred income taxes	8,382	5,490	3,720	578
Total provision for income taxes reported in the consolidated statements of income	13,603	10,694	7,757	2,608

The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate to pretax income is summarised as follows:

	December 31,		September 30,
	2002	2003	2003	2004
			(unaudited)
Profit before income taxes	36,170	25,810	20,961	6,307
Income taxes calculated at the nominal applicable tax rate	12,660	9,033	7,336	2,207
Additional tax assessments	1,312	336	—	—
Utilisation of previously unrecognised tax losses	(310)	—	—	—
Tax effect of tax free reserves	(1,466)	—	—	(908)
Tax effects of non-taxable income and expenses not deductible for tax purposes	1,407	1,325	421	1,309
Income taxes reported in the consolidated statements of income	13,603	10,694	7,757	2,608

Greek tax laws and related regulations are subject to interpretations by the tax authorities. Tax returns are filed annually but the profits or losses declared for tax purposes remain provisional until such time, as the tax authorities examine the returns and the records of the taxpayer and a final assessment is issued. Tax losses, to the extent accepted by the tax authorities, can be used to offset profits of the five fiscal years following the fiscal year to which they relate.

During 2002, the tax authorities completed the tax audit of the companies Voras S.A. and Tamyna S.A. for the years 1993-2000 and 1996-2001, respectively, which resulted in an assessment of total additional taxes of €1,593. The amount of €281 was applied against the liability established in prior years, while the remaining balance of €1,312 is included in the provision for income taxes in the accompanying 2002 consolidated statement of income.

Furthermore, during 2003, the tax authorities completed the tax audit of Fage Dairy Industry S.A. for the years 2000-2001, which resulted in an assessment of additional taxes of €2,081. Of this amount, €1,745 was applied against the liability established in prior years while the remaining balance of €336 was included in the provision for income taxes in the accompanying 2003 consolidated statement of income.

Fage Dairy Industry S.A. has been audited by the tax authorities through December 31, 2001. With respect to Fage Dairy Industry S.A.’s subsidiaries, their books and records have not been audited by the tax authorities for the following periods:

Company’s Name	Unaudited Periods
Foods Hellas S.A.	2003-2004
Voras S.A.	2001-2004
Xylouris S.A.	2001-2004
Fage Italia S.r.l.	2003-2004
Agroktima Agios Ioannis S.A.	2003-2004
Iliator S.A.	2003-2004
Fage USA Corporation	2000-2004
Zagas S.A.	2000-2004

Pending the tax examination of the related unaudited tax years, the Company, based upon previous years’ tax examinations and past interpretations of the tax laws, believes they have provided adequate provisions for probable future tax assessments.

The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities and are calculated using the applicable statutory income tax rate.

	December 31,		September 30,
	2002	2003	2003	2004
			(unaudited)
Beginning balance	(653)	(9,035)	(9,035)	(14,669)
Charge to the consolidated statements of income	(8,382)	(5,490)	(3,720)	(578)
Directly charged against equity	—	(144)	(144)	466
Ending balance	(9,035)	(14,669)	(12,899)	(14,781)

Deferred income tax assets and liabilities are disclosed in the accompanying consolidated balance sheets as follows:

	Consolidated Balance Sheets
	December 31,		September 30,
	2002	2003	2004
			(unaudited)
Deferred income tax liabilities
-Foreign currency translation	5,061	9,889	9,343
-Property, plant and equipment	6,884	8,392	9,757
-Subsidies	1,059	45	7
-Available for sale financial assets	—	173	—
-Other	275	208	249
Gross deferred income tax liabilities	13,279	18,707	19,356
Deferred income tax assets
-Deferred costs	(2,984)	(2,173)	(1,577)
-Staff retirement indemnities	(491)	(621)	(605)
-Available for sale financial assets	—	—	(293)
-Subsidiaries tax loss carry forwards	(407)	(446)	(1,617)
-Accounts receivable	—	(81)	(94)
-Other	(362)	(717)	(389)
Gross deferred income tax assets	(4,244)	(4,038)	(4,575)
Less: deferred income tax assets separately classified	—	—	762
	(4,244)	(4,038)	(3,813)
Net deferred tax liabilities	9,035	14,669	15,543

	Consolidated Statements of Income
	December 31,		September 30,
	2002	2003	2003	2004
			(unaudited)
Deferred income tax liabilities
-Foreign currency translation	4,631	4,828	2,649	(546)
-Property, plant and equipment	1,665	1,508	1,472	1,365
-Subsidies	(93)	(1,014)	(668)	(38)
-Available for sale financial assets	(772)	29	—	—
-Other	(30)	(67)	18	41
Deferred income tax assets
-Deferred costs	2,673	811	658	596
-Staff retirement indemnities	(71)	(130)	(40)	16
-Subsidiaries tax loss carry forwards	424	(39)	(39)	(1,171)
-Accounts receivable	317	(81)	(65)	(13)
-Other	(362)	(355)	(265)	328
Deferred income tax charge	8,382	5,490	3,720	578

9.                                      PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment is stated at original cost, net of related Greek State subsidies of €7,002 at December 31, 2002 and 2003 and at September 30, 2004, respectively, plus interest costs incurred during periods of construction based upon the weighted average borrowing rate.

Property, plant and equipment is analysed as follows:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Construction in progress (CIP)	Total
COST
At January 1, 2002	3,949	33,128	77,007	8,233	11,925	4,303	138,545
Additions	46	2,020	5,796	702	1,522	8,884	18,970
Transfers from CIP	—	51	2,144	—	—	(2,195)	—
Disposals	—	—	(1,528)	(1,157)	(8)	—	(2,693)
At December 31, 2002	3,995	35,199	83,419	7,778	13,439	10,992	154,822
Additions	619	1,904	11,111	860	1,502	2,433	18,429
Transfers from CIP	—	641	9,793	—	—	(10,434)	—
Disposals	—	—	(1,598)	(671)	(137)	—	(2,406)
At December 31, 2003	4,614	37,744	102,725	7,967	14,804	2,991	170,845
Additions	92	43	219	933	1,106	13,616	16,009
Disposals	—	—	(217)	(374)	(66)	—	(657)
At September 30, 2004 (unaudited)	4,706	37,787	102,727	8,526	15,844	16,607	186,197
ACCUMULATED DEPRECIATION
At January 1, 2002	—	(8,203)	(30,929)	(8,092)	(8,844)	—	(56,068)
Depreciation expense	—	(814)	(6,032)	(195)	(1,093)	—	(8,134)
Disposals	—	—	103	675	6	—	784
At December 31, 2002	—	(9,017)	(36,858)	(7,612)	(9,931)	—	(63,418)
Depreciation expense	—		(6,807)	(680)	(1,042)	—	(9,560)
Disposals	—	(1,031)	909	520	34	—	1,463
At December 31, 2003	—	(10,048)	(42,756)	(7,772)	(10,939)	—	(71,515)
Depreciation expense	—	(862)	(5,341)	(373)	(893)	—	(7,469)
Disposals	—	—	216	76	41	—	333
At September 30, 2004 (unaudited)	—	(10,910)	(47,881)	(8,069)	(11,791)	—	(78,651)
NET BOOK VALUE
At December 31, 2002	3,995	26,182	46,561	166	3,508	10,992	91,404
At December 31, 2003	4,614	27,696	59,969	195	3,865	2,991	99,330
At September 30, 2004 (unaudited)	4,706	26,877	54,846	457	4,053	16,607	107,546

On November 17, 2004 and in accordance with Law 2065/1992, as amended, the Ministry of Finance issued the decision 1091653/11305/B 0012/POL. 1121 which defines the coefficients by which corporations will revalue their land and buildings by December 31, 2004. Accordingly, for statutory purposes, Fage will revalue the cost of its land and buildings and the accumulated depreciation on buildings using the coefficients defined in the above mentioned decision. The net revaluation surplus on land and buildings will be credited to separate account in shareholders’ equity and has to be capitalised by the latest December 31, 2006. Furthermore, the net surplus on land and buildings is taxable at rates of 2% and 8%, respectively. The Company has not yet finalised this revaluation in its statutory books, however, the net revaluation surplus and related tax obligation is estimated at approximately €10,100 (unaudited) and €460 (unaudited), respectively.

For reporting under IFRS, the above-mentioned revaluation will be reversed after giving effect to the related deferred income tax asset.

10.                               GOODWILL:

Goodwill reflected in the accompanying consolidated balance sheets is analysed as follows:

	December 31,		September 30,
	2002	2003	2004
			(unaudited)
Foods Hellas S.A.	1,602	1,449	1,335
Pindos S.A.	351	330	313
Voras S.A.	2,371	2,246	2,153
Xylouris S.A.	901	838	1,150
Fage Italia S.r.l.	164	148	290
Tamyna S.A.	1,299	1,204	1,133
Agroktima Agios Ioannis S.A.	126	117	111
Iliator S.A.	29	27	26
Zagas S.A.	1,947	1,838	1,757
	8,790	8,197	8,268

The movement in goodwill is analysed as follows:

Net book value at December 31, 2001	6,677
Additions	2,706
Amortisation	(593)
Net book value at December 31, 2002	8,790
Amortisation	(593)
Net book value at December 31, 2003	8,197
Additions	521
Amortisation	(450)
Net book value at September 30, 2004 (unaudited)	8,268

11.                               SUBSIDIARIES:

The consolidated financial statements as at December 31, 2002 and 2003 and September 30, 2004, include the financial statements of Fage Dairy Industry S.A. and its subsidiaries listed below:

	Equity interest
	December 31,		September 30,	Country of
Name	2002	2003	2004	incorporation	Principal activities
Foods Hellas S.A	99.38%	99.38%	99.38%	Greece	Distribution network covering Northern Greece

Pindos S.A.	—	—	—	Greece	Cheese producer—merged into Fage Dairy Industry S.A.

Voras S.A.	100.0%	100.0%	100.0%	Greece	Under liquidation

Xylouris S.A.	68.0%	71.75%	99.99%	Greece	Cheese producer

Fage Italia S.r.l.	88.87%	88.87%	99.99%	Italy	Distribution network covering Italy

Tamyna S.A.	—	—	—	Greece	Cheese producer merged into Fage Dairy Industry S.A.

Agroktima Agios Ioannis S.A.	99.99%	99.99%	99.99%	Greece	Agricultural and farm development

Iliator S.A.	97.0%	97.0%	97.0%	Greece	Construction—not operating

FAGE USA CORP.	100.0%	100.0%	100.0%	USA	Distribution network covering the United States of America

Zagas S.A.	99.99%	99.99%	99.99%	Greece	Cheese producer

Foods Hellas S.A.:  Foods Hellas S.A. (“Foods Hellas”) is owned 99.38% by Fage and the balance of 0.62% is owned in equal shares by the two shareholders of Fage. Foods Hellas is a distribution company with a network that covers Northern Greece.

Fage acquired its participating interest in Foods Hellas in three tranches (46.9% in 1990, 37.5% in 1992 and 14.98% in 2001) for a total consideration of €3,207. Effective January 1, 1998, the distribution network of Foods Hellas is being operated under the name of Fage.

Pindos S.A.:  Fage acquired 100% of Pindos S.A. (“Pindos”) in seven tranches (51% in 1993, 19.6% in 1994, 11.2% in 1997, 12.09% in 1998, 2.22% in 1999, 1.37% in 2001 and 2.52% in 2002) for a total consideration of €8,359. Pindos was a cheese producer in Ioannina.

In September 1999, Foods Hellas acquired a 3.89% interest in Pindos for an amount of €440. During 2001, Fage increased its participation in Pindos by 1.37% through an increase in the share capital of Pindos of €2,641 in which Foods Hellas did not participate and as a result, its interest in Pindos was reduced to 2.52%. Additionally, in September 2002 Fage purchased from Foods Hellas its participation of 2.52% in Pindos for a consideration of €207. During 2002, Pindos merged into Fage Dairy Industry S.A.

Voras S.A.:  Fage acquired 100% of Voras S.A. (“Voras”) in four tranches (45% in 1996, 25% in 1997, 5.5% in 1998 and 24.5% in 2002) for a total consideration of €8,499. In December 2002, Fage acquired the participating interest of 24.5% in Voras for a consideration of €2,618. As of December 31, 2002, all assets of Voras have been transferred to Fage Dairy Industry S.A., and Voras is in the process of being liquidated.

Xylouris S.A.:  Fage acquired its participating interest 99.50% in Xylouris S.A. (“Xylouris”) in six tranches (35% in 1995, 12% in 1996, 4% in 1997, 17% in 2002, 3.75% in 2003 and 27.75% in 2004 (unaudited)) for a total consideration of €2,024 out of which €211, €46 and €364 related to the 2002, 2003 and 2004 tranches, respectively. Additionally in 2004, Foods Hellas S.A. acquired a 0.50% interest in Xylouris S.A. for an amount of €7 (unaudited). Therefore, Fage obtained an additional indirect 0.497% interest in Xylouris S.A. and, as of September 30, 2004, holds 99.997% of the company’s outstanding shares. Xylouris is a cheese producer in Crete.

Fage Italia S.r.l.:  Fage Italia S.r.l. is a 99.99% owned Italian distribution company. Fage initially acquired 88.87% participating interest in Fage Italia S.r.l. in 1993 for a consideration of €457 and in February 2004, it acquired an additional participating interest of 11.01% for a consideration of €188 (unaudited). Additionally in 2004, Foods Hellas S.A. acquired a 0.114% interest in Fage Italia S.r.l. for a consideration of €2. Therefore, Fage obtained an additional indirect 0.113% interest in Fage Italia S.r.l. and, as of September 30, 2004, holds 99.999% of the company’s outstanding shares.

Tamyna S.A.:  Fage acquired 100% of Tamyna S.A. (“Tamyna”) in five tranches (42.3% in 1996, 4.7% in 1997, 25.49% in 2000, 26.93% in 2001 and 0.58% in 2002) for a total consideration of €4,845. During 2000, Foods Hellas acquired a 0.58% interest in Tamyna for an amount of €37. Additionally, in September 2002, Fage purchased from Foods Hellas its participation of 0.58% in Tamyna for a consideration of €35. Tamyna was a cheese producer in Aliveri. During 2002, Tamyna merged into Fage Dairy Industry S.A.

Agroktima Agios Ioannis S.A.:  Fage acquired its participating interest of 99.33% in Agroktima Agios Ioannis S.A. (“Agroktima”) in two tranches (33.24% in 1998 and 66.09% in 2000) for a total consideration of €1,573. Additionally, in 2000, Foods Hellas acquired a 0.666% interest in Agroktima for an amount of €12. Therefore, Fage obtained an additional (indirect) 0.57% interest in Agroktima and, accordingly, holds 99.996% of the company’s outstanding shares. Agroktima is an agricultural and farm development company.

Iliator S.A.:  The Company has a participation interest of 97% in Iliator S.A., a construction company which is not operating.

FAGE USA CORP.:  FAGE USA CORP. was incorporated by Fage Dairy Industry S.A. in 2000 as a wholly owned subsidiary. FAGE USA CORP. distributes Fage’s products in the United States of America.

Zagas S.A.:  Zagas S.A. (“Zagas”) is a cheese producer in Agrinio. Fage acquired its participating interest of 98% on January 19, 2001, for a consideration of €3,020. Additionally, as of the same date, Foods Hellas acquired a 2% interest in Zagas for an amount of €62. Therefore, Fage obtained an additional (indirect) 1.988% interest in Zagas and, accordingly, holds 99.988% of the company’s outstanding shares. The results of this investment have been included in the Company’s consolidated results of operations from the date of acquisition. The purchase of Zagas was accounted for under the purchase method of accounting.

12.                               INVESTMENTS IN ASSOCIATES ACCOUNTED FOR UNDER THE EQUITY METHOD:

The Company’s investments in associates accounted for using the equity method are analysed as follows:

	December 31,		September 30,
	2002	2003	2004
			(unaudited)
Equity participation:
-Bizios S.A.	1,236	767	722
-Sideris Sp. Th. & Co	—	—	—
	1,236	767	722

Fage’s interest in the above associates as at December 31, 2002 and 2003 and as at September 30, 2004, was as follows:

	Equity Interest
	December 31,		September 30,	Country of
Name	2002	2003	2004	Incorporation	Principal Activities
			(unaudited)
Bizios S.A.	45%	45%	45%	Greece	Cheese producer

Sideris Sp. Th. & Co	—	33.3%	33.3%	Greece	Dormant cheese producer

Bizios S.A.:  Bizios S.A. (“Bizios “) was incorporated on November 10, 1997. During 1997, the Company purchased 45% of the voting shares for a cash consideration of €4,755.

Fage’s investment in Bizios is accounted for using the equity method. In this respect, losses, of €645, €469, €153 (unaudited) and €106 (unaudited) have been recognised in the accompanying consolidated statements of income for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, respectively.

During the nine-month period ended September 30, 2004, the Company participated in an increase in Bizios’ share capital with an amount of € 61 (unaudited) without any change to participation interest.

In 2001 and 2002, the review by the Company’s management of the carrying amount of its investment in Bizios in connection with its expected recoverable amount and the estimated discounted cash flows from future operations indicated that it exceeded its expected recoverable amount. Accordingly, the Company recognised an impairment loss of €552, which is included in share of profit/(losses) of associates in the accompanying 2002 consolidated statement of income.

Sideris Sp. Th. & Co:  As a result of an unfavourable court decision, the Company was obligated to acquire a 33.33% interest in Sideris Sp.Th. & Co., a dormant cheese producing company, which the Company had shown an interest in acquiring back in 1990. The acquisition cost amounted to €211. Given that Sideris Sp. Th. & Co. is dormant, has a capital deficiency as of December 31, 2003 and there are no other identifiable assets, the shareholders decided to liquidate the entity. In this respect, the Company recognised an impairment loss of €211, which is included in share of profit/(losses) of associates in the accompanying 2003 consolidated statement of income.

13.                               AVAILABLE FOR SALE FINANCIAL ASSETS:

Available for sale financial assets are analysed as follows:

	December 31,		September 30,
	2002	2003	2004
			(unaudited)
Shares—listed:
Vis S.A.	1,150	1,185	855
Elbisco Holdings S.A.	1,966	2,829	1,837
	3,116	4,014	2,692
Shares—unlisted:
Tyras S.A.	1,109	1,109	1,109
Packing Hellas Development S.A.	88	88	88
	1,197	1,197	1,197

Available for sale financial assets consist of investments in ordinary and preferred shares and, therefore, have no fixed maturity date or coupon rate.

The above-mentioned investments have been classified as available for sale and are carried at their fair market value with the difference in the market values reflected in other reserves in shareholders’ equity.

14.                               OTHER NON-CURRENT ASSETS:

Other non-current assets are analysed as follows:

	December 31,		September 30,
	2002	2003	2004
			(unaudited)
Long-term notes receivable at amortised cost	1,968	1,724	1,778
Less: current maturities, included in trade and other accounts receivable	(731)	(845)	(884)
	1,237	879	894
Utility deposits	264	195	197
Other	152	112	97
	1,653	1,186	1,188

The maturity of the long-term notes receivable subsequent to December 31, 2002 and 2003 and September 30, 2004, is as follows:

	December 31,		September 30,
Maturity	2002	2003	2004
			(unaudited)
Within 1 year	731	845	884
2-5 years	1,237	879	894
	1,968	1,724	1,778

15.                               INVENTORIES:

Inventories are analysed as follows:

	December 31,		September 30,
	2002	2003	2004
			(unaudited)
Merchandise	1,561	1,134	2,009
Finished and semi-finished products	8,898	10,571	12,445
Raw materials and supplies	7,566	8,510	10,399
	18,025	20,215	24,853

16.                               TRADE AND OTHER RECEIVABLES:

Trade and other receivables are analysed as follows:

	December 31,		September 30,
	2002	2003	2004
			(unaudited)
Trade:
-In Euro	64,882	67,912	74,036
-In foreign currencies	3,197	2,896	3,713
	68,079	70,808	77,749
-Less: allowance for doubtful accounts	(3,292)	(3,580)	(3,615)
	64,787	67,228	74,134
Other:
-Value added tax	4,486	5,001	6,332
-Prepaid taxes, other than income taxes	1,022	401	404
-Prepaid expenses	590	527	508
-Advances to suppliers	10,312	10,445	12,142
-Various debtors	1,431	2,266	1,374
	17,841	18,640	20,760
-Less: allowance for doubtful accounts	(4,161)	(4,332)	(4,413)
	13,680	14,308	16,347
	78,467	81,536	90,481

The movement of the allowance for doubtful accounts during the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2004, was as follows:

	Trade	Other	Total
Balance at January 1, 2002	3,098	3,853	6,951
Provision	194	977	1,171
Utilisation	—	(669)	(669)
Balance at December 31, 2002	3,292	4,161	7,453
Provision	288	171	459
Balance at December 31, 2003	3,580	4,332	7,912
Provision	35	81	116
Balance at September 30, 2004 (unaudited)	3,615	4,413	8,028

The Company, during 2002 wrote-off trade accounts receivable and other debtors aggregating to €669 against the existing allowance as all possible legal action was exhausted. There was no write-off of accounts receivable during the year ended December 31, 2003 and for the nine months ended September 30, 2004 (unaudited).

It is the Company’s policy to attach liens against the property of most of its delinquent customers. Due to the prolonged and complex legal procedures in Greece, it is not unusual for the collection process to take three to five years before a case is finalised.

17.                               DUE FROM (TO) RELATED COMPANIES:

Fage purchases goods and services from and makes sales of goods to certain related companies in the ordinary course of business. Such related companies consist of affiliates or companies, which have common ownership and/or management with Fage.

Account balances with related companies are as follows:

	December 31,		September 30,
	2002	2003	2004
			(unaudited)
Due from:
-Ioannis Nikolou ULP	1,214	1,259	1,788
-Sideris & Co	367	367	367
-Bizios S.A.	—	112	—
-Vis S.A.	6	1	—
	1,587	1,739	2,155
Due to:
-Aspect S.A.	3,669	3,163	3,530
-Mornos S.A.	2,263	3,721	3,136
-Iofil S.A.	729	1,976	1,520
-Palace S.A.	433	372	—
-Vihep S.A.	329	363	212
-Evga S.A.	168	292	1,675
-Agan S.A.	—	—	325
-Vis S.A.	—	—	145
-Bizios S.A.	—	—	55
-G.S. Kostakopoulos & Associates	259	19	1
	7,850	9,906	10,599

Transactions with related companies for the years ended December 31, 2002, 2003 and for the nine months ended September 30, 2004, are analysed as follows:

	Purchases from related companies				Sales to related companies
	Year ended December 31,		Nine months ended September 30,		Year ended December 31,		Nine months ended September 30,
	2002	2003	2003	2004	2002	2003	2003	2004
			(unaudited)				(unaudited)
Inventories, materials and supplies	38,772	42,352	32,740	34,343	4,317	4,616	3,362	3,654
Advertising and media	17,410	17,341	12,798	19,259	—	—	—	—
Commercial services	3,027	9,226	5,970	8,238	—	—	—	—
	59,209	68,919	51,508	61,840	4,317	4,616	3,362	3,654

Purchases of inventories, materials and supplies represent approximately 21%, 23%, 23% (unaudited) and 24% (unaudited) of Fage’s total purchases for the year ended December 31, 2002, 2003 and for the nine months ended September 30, 2003 and 2004, respectively.

Advertising, media buying and commercial services represent approximately 73%, 82%, 82% (unaudited) and 82% (unaudited) of Fage’s total advertising and commercial costs for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, respectively.

Mornos S.A.:  The Company purchases plastic yogurt tubs, aluminium yogurt tub tops and other packaging products from Mornos S.A. (“Mornos”). Mr. Kyriakos Filippou, members of his family and companies controlled by them own 100% of Mornos. Mr Kyriakos Filippou is the Chairman of the Board of Directors of Mornos. The Company’s purchases from Mornos totaled € 19,643, €20,381, €15,273 (unaudited) and €16,724 (unaudited) for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, respectively.

Vis S.A.:  The Company, during the year ended December 31, 2002, purchased corrugated boxes from Vis S.A. (“Vis”), a public company that is listed on the Athens Stock Exchange. Mr. Ioannis Filippou, members of his family and a company owned by them own 63% of Vis and Fage owns 7.1%. Mr. Ioannis Filippou is Chairman and Mr. Athanassios Filippou, the son of Mr. Ioannis Filippou, is Vice Chairman of the Board of Directors of Vis. The Company’s purchases from Vis totaled €2,538 for the year ended December 31, 2002.

Vihep S.A.:  The Company purchases sugar, cocoa and various other ingredients from Vihep S.A. (“Vihep”). Mr. Dimitrios Anagnostou, the brother-in-law of Mr. Kyriakos Filippou, owns 75% of Vihep. The Company’s purchases from Vihep totaled €2,704, €2,332, € 1,806 (unaudited) and €1,780 (unaudited) for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, respectively.

European Milk and Flour Industry S.A.: (“Evga”), a subsidiary of Evga Holdings S.A., which is 100% owned by Mr. Kyriakos Filippou, members of his family and a company owned by them,

produces fresh and UHT fruit juices and ice cream. Mr. Kyriakos Filippou is Chairman of the Board of Directors of Evga and Mr. Athanassios-Kyros Filippou, the son of Mr. Kyriakos Filippou, is its Chief Executive Officer. The Company is the exclusive distributor of Evga’s fresh fruit juices in Greece. These products, which bear the EVGA® trademark, are purchased by the Company from Evga at a negotiated discounted price and are sold to retailers at a mark-up. Evga retains responsibility for all marketing, advertising and promotion costs. The Company’s purchases from Evga totaled €8,474, € 9,169, €7,449 (unaudited) and €8,625 (unaudited) for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, respectively. From time to time, the Company sells to Evga various raw materials for its products. The Company’s sales to Evga totaled €683, €730, €263 (unaudited)  and € 239 (unaudited) for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, respectively. In addition, the Company has an operating lease agreement with Evga which expires in 2006. Rental expense for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, amounted to €79, €79, €59 (unaudited) and €59 (unaudited), respectively. The future rental commitment under this agreement at September 30, 2004, amounts to approximately €150 (unaudited).

Aspect S.A.:  Aspect S.A. (“Aspect”) is an advertising and media agency. Iofil owns 73.82% and Hellenic Quality Foods S.A. (“HQF”) owns 23.20%. Mr. Athanassios Filippou is the Chairman and Mr. Dimitrios Filippou, the son of Mr. Ioannis Filippou, is Vice Chairman of the Board of Directors of Aspect. The Media Department of Aspect is engaged in planning, scheduling and buying time and space on television and radio and in publications for all companies controlled by the Filippou family and a number of other companies on a commission basis. In addition, Aspect’s Creative and Client Service Departments are engaged in developing advertising and promotional campaigns for several of the Company’s products and brands. When Aspect handles a product or brand advertising and/or promotion, it charges the Company an additional commission on the total campaign cost. Billings by Aspect to the Company totaled €17,410, €17,341, € 12,798 (unaudited) and €19,259 (unaudited) for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, respectively. Aspect’s commissions out of the above were 4% for media planning, scheduling and buying and an additional 12% for handling advertising and promotional campaigns.

Iofil S.A.:  Iofil S.A. (“Iofil”) is 100% owned by Mr. Ioannis Filippou and members of his family. Mr. Ioannis Filippou is Chairman and Mr. Dimitrios Filippou is Vice Chairman of the Board of Directors of Iofil and Mr. Athanassios Filippou is the Managing Director. Iofil is an industrial, commercial and services company and is also the controlling shareholder of Vis. Pursuant to an agreement with the Company, continuing through 2009, Iofil provides the Company with corporate management services. Services provided for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, amounted to € 1,126, €5,443, €5,265 (unaudited) and €5,263 (unaudited), respectively. Additionally, since 2002, the Company purchases corrugated boxes from Iofil. The Company’s purchases from Iofil totaled €2,906, €6,984, €3,345 (unaudited)  and €5,834 (unaudited) for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, respectively.

Palace S.A.:  Palace S.A. (“Palace”) is 100% owned by Mr. Athanassios-Kyros Filippou and a company controlled by Mr. Kyriakos Filippou. Mr. Kyriakos Filippou is Chairman of the Board of

Directors of Palace and Mr. Athanassios-Kyros Filippou is a director. Palace is a services company and provides corporate management services to other companies controlled by the Filippou family. Pursuant to an agreement with the Company, continuing through 2008, Palace provides the Company with corporate management services. Services provided for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, totaled €1,554, €3,179, €2,333 (unaudited) and €1,373 (unaudited), respectively. In May 2004, the rights and obligations of this agreement were transferred to Agan S.A.

Agan S.A.:  Agan S.A. (Agan) is a service company owned by Palace and members of Mr. Kyriakos Filippou’s family. Mr. Kyriakos Filippou is Chairman and Mrs. Dimitra Filippou, the wife of Mr. Kyriakos Filippou, is a director of the Board of Directors of Agan. In May 2004, the rights and obligations of the agreement between the Company and Palace were transferred to Agan. Services provided to the Company for the nine months ended September 30, 2004, amounted to €1,102 (unaudited).

Ioannis Nikolou ULP:  Mr. Ioannis Nikolou is the brother-in-law of Mr. Ioannis Filippou and is one of the Company’s sales representatives. As such, he buys products from the Company at a discounted price and resells them at a marked-up price, with the difference being retained as his commission. The Company determines the discounts offered to and mark-ups charged by its sales representatives in a uniform manner. Purchases by Ioannis Nikolou from the Company totaled €3,547, €3,695, € 2,978 (unaudited) and €3,050 (unaudited) for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, respectively. Ioannis Nikolou derives a standard commission on resale of such purchased products.

Bizios S.A.:  Bizios is a cheese producing company in which Fage has a 45% participating stake. Mr. Zissis Bizios and Mr. Nikos Bizios own equally the remaining 55% of the company. Fage sells milk to Bizios and purchases mainly feta cheese. The Company’s sales to Bizios totaled €0, €91, €34 (unaudited) and €214 (unaudited) for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, respectively. The Company’s purchases from Bizios totaled € 2,507, €3,486, €2,976 (unaudited) and €1,000 (unaudited) for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, respectively.

18.                               CASH AND CASH EQUIVALENTS:

Cash and cash equivalents are analysed as follows:

	December 31,		September 30, 2004
	2002	2003
			(unaudited)
Cash in hand	398	222	284
Cash at banks	7,468	1,949	6,294
	7,866	2,171	6,578

Cash at banks earns interest at floating rates based on monthly bank deposit rates. Interest earned on cash at banks and time deposits is accounted for on an accrual basis and amounted to €306, €65 and

€65 (unaudited) for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2004, respectively and is included in financial income/(expense), net in the accompanying consolidated statements of income.

19.                               SHARE CAPITAL:

At December 31, 2001, the Company’s share capital consisted of 7,010,000 common, registered shares of €2.93 par value each. In January 2002 and in order to convert the denomination of the share capital from Greek Drachmae to Euro and round the par value of the shares to the nearest decimal, the share capital was increased through a cash contribution of €37 (par value of each share increased to €2.94). Furthermore, in June 2002, the share capital was increased by the issuance of 2,600,400 common, registered shares of €2.94 par value each, through the capitalisation of the revaluation gains of €7,645. All shares and per share amounts in the accompanying consolidated financial statements have been restated to give effect to the issuance of these additional shares. At December 31, 2002 and 2003 and September 30, 2004, (unaudited), the Company’s share capital consisted of 9,610,400 common, registered shares of €2.94 par value each.

The Company’s shareholders are Mr. Ioannis Filippou and Mr. Kyriakos Filippou, each of whom owns directly 50% of the Company’s outstanding shares.

The amount of share capital at December 31, 2002 and 2003 and September 30, 2004 (unaudited), includes €22,396, which represents gains resulting from the revaluation of fixed assets which have been capitalised according to the provisions of the respective laws [Note 3(g)]. These revaluations have been reversed in the accompanying consolidated financial statements with the reversal of the related net revaluation gains being reflected as a separate component of equity. According to the respective laws, the capitalised net revaluation gains are exempt from income tax provided that they are not distributed to shareholders (through a redemption of the Company’s share capital) within a period of five years following the revaluation date.

The Company’s charter requires a vote of 90% for any sale or transfer of any amount of capital shares to be effected.

20.                               LEGAL, TAX FREE AND SPECIAL RESERVES:

Legal, tax free and special reserves are analysed as follows:

	December 31,		September 30, 2004
	2002	2003
			(unaudited)
Legal reserve	1,813	2,020	2,020
Tax free reserves
- Law 1892/1990 (Art. 12)	14,737	14,737	14,737
- Reserve for non taxable income	627	627	627
- Reserves established under various Laws prior to 1978	104	104	104
	15,468	15,468	15,468
Special reserves
- Law 1892/1990 (Art. 23a)	6,650	6,650	6,650
	23,931	24,138	24,138

Legal Reserve:  Under Greek corporate law, corporations are required to transfer a minimum of 5% of their annual net profit as reflected in their statutory books to a legal reserve, until such reserve equals one-third of the outstanding share capital. The above reserve cannot be distributed during the existence of the Company.

Tax Free Reserves:

(a)          Under the provisions of Law 1892/1990 (Art. 12), corporations are allowed to provide tax free reserves equal to sixty percent of their pre-tax profits, as reflected in their statutory books, generated from manufacturing activities, after allowing for legal reserve, dividends and Board of Directors fees, but limited to sixty percent of the capital expenditures made in the respective year under this law. This incentive will expire on December 31, 2004. According to the Greek tax regulations, this reserve is exempt from income tax, provided it is not distributed to shareholders. The Company has no intention of distributing this reserve, and, accordingly, has not provided for deferred income tax that would be required in the event the reserve is distributed.

(b)         Other tax free reserves have been recorded under various Greek laws. According to the Greek tax regulations, these reserves are exempt from income tax, provided they are not distributed to the shareholders. The Company has no intention of distributing these reserves and, accordingly, has not provided for deferred income tax that would be required in the event these reserves are distributed.

Special Reserves:  Under the provisions of Law 1892/1990 (Art. 23a) the Company submitted to the Greek State a business plan concerning the expansion and upgrading of certain production units, during the period from 1995 through 1997. The Company was obliged to record its own contribution as a special reserve out of each year’s profits as reflected in the statutory books. The reserve can not be distributed for a period of ten years from the completion of the business plan.

21.                               DIVIDENDS:

Under Greek corporate law, companies are required each year to declare from their statutory profits, dividends of at least 35% of after-tax statutory profit, after allowing for legal reserve, or a minimum of 6% of the paid-in share capital, whichever is greater. A dividend of an amount less than 35% of after tax statutory profit and after allowing for the legal reserve, but greater than 6% of paid-in share capital can be declared and paid with 70% affirmative vote of all shareholders. However, with the unanimous consent of all shareholders, a company may not declare any dividend.

Furthermore, Greek corporate law requires certain conditions to be met before dividends can be distributed, which are as follows:

(a)          No dividends can be distributed to the shareholders as long as the company’s net equity, as reflected in the statutory financial statements, is, or after such distribution, will be less than the outstanding capital plus non-distributable reserves.

(b)         No dividends can be distributed to the shareholders as long as the unamortised balance of “Preoperating Expenses,” as reflected in the statutory financial statements, exceeds the aggregate of distributable reserves plus retained earnings.

No dividends have been declared during 2001 and 2002. On May 7, 2004, the Shareholders at their Annual General Meeting approved a dividend distribution from the 2003 statutory profits of €3,250.

22.                               INTEREST BEARING LOANS AND BORROWINGS:

In February 1997, the Company completed the issuance of debt securities (Existing Notes) in the United States. The net proceeds of the offering of U.S.$ 114.6 million were used to repay outstanding obligations and for general working capital.

The Existing Notes issued at an aggregate face amount of U.S.$ 120 million, with maturity date on February 1, 2007, bear nominal interest at a rate of 9% per annum (effective rate 9.8% per annum), payable semi-annually on each February 1 and August 1, and commenced on August 1, 1997. The Existing Notes are redeemable in whole or in part, at the option of the Company at any time on or after February 1, 2002.

During 1999 and 2000, the Company repurchased in privately negotiated transactions Existing Notes with an aggregate face amount of U.S.$27.4 million. The repurchased Existing Notes have been cancelled.

Interest expense for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, amounted to € 9,846, €7,561, €5,870 (unaudited) and €5,439 (unaudited), respectively and is included in interest expense in the accompanying consolidated statements of income.

The indebtedness evidenced by the Notes constitutes general unsecured senior obligation of Fage Dairy Industry S.A. and ranks pari passu in right of payment with all other senior indebtedness and will rank senior in right of payment to all subordinated indebtedness of Fage Dairy Industry S.A.

The Existing Notes Indenture contains certain covenants that, among other things, limit the type and amount of additional indebtedness that may be incurred by Fage Dairy Industry S.A. and its subsidiaries and imposes certain limitations on investments, loans and advances, sales or transfers of assets, liens, dividends and other payments, the ability of Fage Dairy Industry S.A. and its subsidiaries to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers. The Company is in compliance with the terms of the Indenture as of December 31, 2003.

23.                               OTHER LONG-TERM LIABILITIES:

The Company has entered into agreements for the acquisition of machinery and equipment with extended credit terms. The obligations under these agreements are repayable in equal semi-annual installments through July 31, 2010 and bear interest at an average rate of 3%.

The obligation under these agreements are analysed as follows:

	December 31,		September 30, 2004
	2002	2003
			(unaudited)
Obligation relating to the acquisition of fixed assets at amortised cost	3,603	3,267	2,816
Less: Current portion	(524)	(712)	(589)
Long-term portion	3,079	2,555	2,227

The annual payments required to be made on the above obligations subsequent to December 31, 2002 and 2003 and September 30, 2004, are as follows:

	December 31,		September 30, 2004
Maturity	2002	2003
			(unaudited)
Within 1 year	524	712	589
2-5 years	2,096	2,096	2,096
Over 5 years	983	459	131
	3,603	3,267	2,816

24.                               PENSION AND STAFF RETIREMENT INDEMNITIES:

(a)                                 State Pension:  The Company’s employees are covered by one of several Greek State sponsored pension funds. Each employee is required to contribute a portion of their monthly salary to the fund, with the Company also contributing a portion. Upon retirement, the pension fund is responsible for paying the employees retirement benefits. As such, the Company has no legal or constructive obligation to pay future benefits under this plan. The Company’s contributions to the pension funds for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, have been recorded to expenses and were €2,579, €2,865, €2,149 (unaudited) and €2,296 (unaudited), respectively.

(b)                                 Staff Retirement Indemnities:  Under Greek labour law, employees and workers are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee’s or worker’s compensation, length of service and manner of termination (dismissed or retired). Employees or workers who resign or are dismissed with cause are not entitled to termination payments. The indemnity payable in case of retirement is equal to 40% of the amount which would be payable upon dismissal without cause. In Greece, local practice is that pension plans are not funded. In accordance with this practice, the Company does not fund these plans. The Company charges operations for benefits earned in each period with a corresponding increase in pension liability. Benefits payments made each period to retirees are charged against this liability.

The movements in the net liability in the accompanying consolidated balance sheets have as follows:

	December 31,		September 30,
	2002	2003	2003	2004
			(unaudited)
Net liability at beginning of the year/period	1,199	1,401	1,401	1,674
Actual benefits paid by the Company	(202)	(238)	(121)	(326)
Expense recognised in the consolidated statements of income (Note 4)	404	511	336	515
Net liability at end of the year/period	1,401	1,674	1,616	1,863

An international firm of independent actuaries evaluated the Company’s liabilities arising from the obligation to pay retirement indemnities. The details and principal assumptions of the actuarial study as at December 31, 2002 and 2003 and September 30, 2004, have as follows:

	December 31,		September 30,
	2002	2003	2003	2004
			(unaudited)
Present value of unfunded obligations	2,124	2,640	2,309	2,782
Unrecognised actuarial net loss	(723)	(883)	(693)	(845)
Unrecognised past service cost	—	(83)	—	(74)
Net liability in balance sheet	1,401	1,674	1,616	1,863
Components of net periodic pension cost:
Service cost	125	166	124	145
Interest cost	95	110	83	91
Amortisation of unrecognised net actuarial loss	13	40	30	38
Amortisation of past service cost	—	—	—	9
Regular charge to operations	233	316	237	283
Additional cost of extra benefits	171	195	99	232
Total charge to operations	404	511	336	515
Reconciliation of benefit obligation:
Net liability at start of period	1,622	2,124	2,124	2,640
Service cost	125	166	124	145
Interest cost	95	110	83	91
Benefits paid	(202)	(238)	(121)	(326)
Additional cost of extra benefits	171	195	99	232
Actuarial loss	313	200	—	—
Unrecognised past service cost	—	83	—	—
Present value of obligation at the end of period	2,124	2,640	2,309	2,782
Principal Assumptions:
Discount rate	5.50%	5.00%	5.00%	5.00%
Rate of compensation increase	4.50%	4.50%	4.50%	4.50%
Increase in consumer price index	2.50%	2.50%	2.50%	2.50%

Additional cost of extra benefits relate to benefits paid to employees who became redundant. Most of these benefits were not expected within the terms of this plan and, accordingly, the excess of benefit payments over existing reserves have been treated as an additional pension charge. The additional pension charge for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, amounted to €171, € 195, €99 (unaudited) and € 232 (unaudited), respectively.

25.                               TRADE ACCOUNTS PAYABLE:

Trade accounts payable are analysed as follows:

	December 31,		September 30, 2004
	2002	2003
			(unaudited)
Domestic suppliers	18,598	16,281	10,813
Foreign suppliers	14,834	17,849	20,605
Cheques payable	14,779	11,921	13,952
	48,211	46,051	45,370

Included in trade accounts payable to foreign suppliers are balances denominated in foreign currencies amounting to €714, €116 and € 86 (unaudited) as of December 31, 2002 and 2003 and September 30, 2004, respectively.

26.                               SHORT-TERM BORROWINGS:

Short-term borrowings are draw-downs under various lines of credit maintained by the Company with several banks. The use of these facilities is presented below:

	December 31,		September 30, 2004
	2002	2003
			(unaudited)
Credit lines available	38,262	49,877	49,877
Unused portion	(32,424)	(41,363)	(13,461)
Used portion	5,838	8,514	36,416

The used portion is analysed as follows:

	December 31,		September 30, 2004
Currency	2002	2003
			(unaudited)
Japanese Yen	5,838	8,514	7,371
Euros	—	—	29,045
	5,838	8,514	36,416

The weighted average interest rates on short-term borrowings for Japanese Yen as of December 31, 2002 and 2003 and September 30, 2004, was 2.48%, 2.07% and 2.06% (unaudited), respectively, while that for Euros at September 30, 2004, was 4.13% (unaudited).

Interest on short-term borrowings for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, totaled € 903, €327, €242 (unaudited) and €544 (unaudited), respectively, and is included in interest expense in the accompanying consolidated statements of income.

27.                               ACCRUED AND OTHER CURRENT LIABILITIES:

The amount reflected in the accompanying consolidated balance sheets is analysed as follows:

	December 31,		September 30, 2004
	2002	2003
			(unaudited)
Taxes withheld:
Payroll	452	372	182
Third parties	434	449	219
Milk producers	61	58	27
Other	280	270	86
	1,227	1,149	514
Advances from customers	1,597	777	314
Accrued interest	3,243	2,754	1,222
Social security funds payable	1,274	1,492	790
Accrued and other liabilities	2,257	1,994	2,670
	6,774	6,240	4,682
Total	9,598	8,166	5,510

28.                               EXPORT PROMOTION EXPENSES:

To promote exports, the Government, under the provisions of various laws which expired on December 31, 2003, permitted companies to expense export promotion expenses on the following basis:

•                  2.00% on export sales up to €2.2 million;

•                  1.00% on export sales from €2.2 million to €8.8 million; and

•                  0.50% on export sales over €8.8 million

all of which were deductible for tax purposes, without support. Such expenses for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003, amounted to €232, €258 and €224 (unaudited), respectively and were equally paid to the Company’s shareholders as reimbursement for such expenditures incurred for export promotion. These amounts are included in selling, general and administrative expenses in the accompanying consolidated statements of income.

29.                               CONTINGENCIES AND COMMITMENTS:

(a)                                  Litigation and claims:

The Company is a party to various lawsuits and arbitration proceedings in the normal course of business. According to the Company’s management and its legal advisors, all of the lawsuits are expected to be settled without any material adverse effect on the Company’s consolidated financial position or results of operations.

(b)                                  Commitments:

(i)            Service Agreements:

The Company has entered into agreements with Palace and Iofil, related companies, for the provision of corporate management services which expire in 2008 and 2009, respectively.

Future minimum amounts payable under these agreements as at December 31, 2003 and September 30, 2004, are as follows:

	December 31, 2003	September 30, 2004
		(unaudited)
Within 1 year	9,174	6,788
2-5 years	22,670	19,886
Over 5 years	1,467	—
	33,311	26,674

Of the future minimum amounts payable at September 30, 2004, of € 26,674 (unaudited) an amount of €8,204 (unaudited) relates to non-cancelable agreements.

(ii)        Operating Lease Commitments:

As of December 31, 2003 and September 30, 2004, the Company has entered into a number of operating lease agreements relating to the rental of buildings and transportation equipment which expire on various dates through 2008.

Rental expense included in the accompanying consolidated statements of income for the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, amounted to €1,150, €1,000, €780 (unaudited) and €920 (unaudited), respectively.

Future minimum rentals payable under non-cancelable operating leases as at December 31, 2003 and September 30, 2004, are as follows:

	December 31, 2003	September 30, 2004
		(unaudited)
Within one year	982	454
2-5 years	1,098	655
Over 5 years	—	—
	2,080	1,109

Of the future minimum rentals payable at September 30, 2004, of € 1,109 (unaudited) an amount of €150 (unaudited) is due to a related company (Note 17).

(iii)    Letters of Guarantee:

At December 31, 2002 and 2003 and September 30, 2004, the Company had outstanding bank letters of guarantee in favour of various parties amounting to €4,443, €5,895 and €6,055 (unaudited), respectively. Such guarantees have been provided for the good execution of agreements and for the participation in biddings.

30.                               FINANCIAL INSTRUMENTS:

(i)            Fair Value:  The carrying amounts reflected in the accompanying consolidated balance sheets for cash and cash equivalents, trade and other receivables, trade and other payables and accrued and other current liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair values of available for sale financial assets in the accompanying consolidated balance sheets reflect their fair value. The fair value of variable rate loans and borrowings and other long-term liabilities approximate their carrying amounts.

(ii)        Credit Risk:  The Company’s maximum exposure to credit risk, due to the failure of counter parties to perform their obligations as at December 31, 2002 and 2003 and as at September 30, 2004, in relation to each class of recognised financial assets, is the carrying amount of those assets as indicated in the accompanying consolidated balance sheets. The Company has no significant concentrations of credit risk with any single counter party except for that referred to in Note 3(n).

(iii)    Interest Rate Risk:  The Company’s exposure to market risk for changes in interest rates relates primarily to the Company’s interest bearing loans and borrowings. The Company does not use derivative financial instruments to hedge the interest rate risk on its debt obligations.

(iv)      Foreign Currency Risk:  The Company enters into transactions denominated in foreign currencies related to the sales and purchases of goods. Therefore, the Company is exposed to market risk related to possible foreign currency fluctuations, which is however, mitigated to a certain extent by the set-off of credit and debit balances in the same currencies.

31.                               SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN PREVIOUS GAAP AND IFRS:

The Company is required to reconcile its Consolidated Financial Statements under IFRS with the Company’s prior primary consolidated financial statements which, in the Company’s case, have been prepared in accordance with U.S. GAAP. In connection therewith, the Company: (a) has determined that a deferred tax asset of €2.3 million resulting from the Greek statutory revaluation of its land and buildings was not previously recognized in the U.S. GAAP consolidated financial statements; and (b) has identified a difference of €0.5 million in the computation of the amortization of the debt issuance costs of the Existing Notes. Both of these items should have been recorded in the previously issued U.S. GAAP consolidated financial statements. The cumulative effects of these items is to increase the Company’s opening shareholders’ equity at January 1, 2002 from that reported in its U.S. GAAP consolidated financial statements for the year ended December 31, 2002 by approximately €2.8 million. The U.S. GAAP amounts at January 1, 2002, December 31, 2003 and for the year then ended included in the reconciliation in Appendices I-III have been restated for the effects of these amounts. In addition, the U.S. GAAP amounts included in the reconciliation in Appendices I-III related to September 30, 2004 have been restated for the effects of these amounts and the cumulative effect at September 30, 2004 was to increase equity by €2.3 million (unaudited). In addition, the nine months ended September 30, 2004 income tax expense and financial income/(expense) net and net income have also been restated in the Appendices for the effects of these items (unaudited). In addition, certain balance sheet reclassifications have been made to the U.S. GAAP consolidated amounts included in the Appendices. As a result of the foregoing, the Company intends to make such filings with the SEC as may be necessary to reflect these adjustments.

The reconciliation of shareholders’ equity at January 1, 2002, December 31, 2003 and September 30, 2004 and net income for the year ended December 31, 2003 and the nine month period ended September 30, 2004, from previous GAAP (U.S. GAAP) as restated to IFRS and the significant differences applicable to the Company’s related consolidated financial statements, are described in the attached APPENDIX I, II and III.

32.                               SUBSEQUENT EVENTS:

(i)            Issuance of Debt Securities (unaudited):  In November 2004, the Company commenced preparation for the issuance of debt securities. This offering is expected to be completed in January 2005. The net proceeds of the offering are expected to be used (i) to redeem all of its outstanding Existing Notes (Note 22), (ii) to finance the development, construction and outfitting of its planned production facility in the United States (“U.S.”), (iii) to refinance a portion of its short-term borrowings and (iv) for the acquisition of its distributor in the United Kingdom (“U.K.”). The Company’s planned investment in the U.S. is estimated to amount to €20 million while the cost of the planned acquisition of the U.K. distributor is estimated to amount to €5 million.

(ii)        Changes in Corporate Income Tax Rates:  In November 2004, a new tax act was approved whereby the corporate tax rate for companies will be gradually reduced from 35% to 25%. Specifically, for fiscal years 2005 and 2006 the tax rate is reduced to 32% and 29%, respectively and from fiscal year 2007 and onwards it is further reduced to 25%. The effect that the change in tax rates would result in a reduction in the Company’s net deferred tax liability as at September 30, 2004, amounts to approximately €2,343 (unaudited).

APPENDIX I

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

RECONCILIATION OF EQUITY AT JANUARY 1, 2002

(All amounts in thousands of Euro)

RECONCILIATION OF EQUITY:

		January 1, 2002
	Notes	U.S. GAAP	Adjustments	Reclassifications	IFRS
ASSETS		(i)
Non-Current Assets:
Property, plant and equipment		82,478	—	—	82,478
Goodwill		6,677	—	—	6,677
Investments in associates accounted for using the equity method		3,624	—	—	3,624
Other non current assets		806	—	—	806
Deferred costs	1	1,605	—	(1,605)	—
Total non-current assets		95,190	—	(1,605)	93,585
Current Assets:
Inventories		17,532	—	—	17,532
Trade and other receivables		71,259	—	—	71,259
Due from related companies		1,755	—	—	1,755
Marketable securities		3,251	—	—	3,251
Restricted cash		15,298		—	15,298
Cash and cash equivalents		2,831	—	—	2,831
Total current assets		111,926	—	—	111,926
TOTAL ASSETS		207,116	—	(1,605)	205,511
EQUITY AND LIABILITIES
Share capital		20,572	—	—	20,572
Reversal of revaluation gains		(14,751)	—	—	(14,751)
Retained earnings/(accumulated losses)	2,4	3,910	3,949	(19,516)	(11,657)
Legal, tax free and special reserves	2	—	—	19,516	19,516
Other reserves		(256)	—	—	(256)
Total Equity		9,475	3,949	—	13,424
Minority interests		163	—	—	163
Non-Current Liabilities:
Interest bearing loans and borrowings	1	103,041	—	(1,605)	101,436
Other long-term liabilities		2,560	—	—	2,560
Reserve for staff retirement indemnities		1,199	—	—	1,199
Deferred income taxes	3	3,519	(3,949)	1,083	653
Total non-current liabilities		110,319	(3,949)	(522)	105,848
Current Liabilities:
Trade accounts payable		37,020	—	—	37,020
Due to related companies		4,580	—	—	4,580
Short-term borrowings		30,895	—	—	30,895
Current portion of long-term debt		1,234	—	—	1,234
Income taxes payable		4,019	—	—	4,019
Accrued and other current liabilities		8,328	—	—	8,328
Deferred income taxes	3	1,083	—	(1,083)	—
Total current liabilities		87,159	—	(1,083)	86,076
TOTAL LIABILITIES AND EQUITY		207,116	—	(1,605)	205,511

(i)             As adjusted to incorporate the changes required to amend previously issued U.S. GAAP consolidated financial statements.

I-1

Notes to the Reconciliation of Equity at January 1, 2002:

1.                                       Issuance costs of €1,605 which related to the Existing Notes which had been deferred under previous GAAP were reclassified and offset against the related borrowings.

2.                                       Legal, tax-free and special reserves of €19,516 were included in retained earnings under previous GAAP. Under IFRS, these were reclassified and reflected in a separate account in equity.

3.                                       Deferred income taxes of €1,083 reflected under current liabilities were reclassified to non-current liabilities for IFRS purposes. Furthermore, deferred income taxes were decreased by €3,949 which related to the deferred tax liability provided under previous GAAP on the tax-free reserves.

4.                                       Retained earnings increased through the reversal of the deferred tax liability on the tax-free reserves.

I-2

APPENDIX II

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

RECONCILIATION OF EQUITY AT DECEMBER 31, 2003 AND NET PROFIT FOR THE YEAR THEN ENDED

(All amounts in thousands of Euro)

RECONCILIATION OF EQUITY:

		December 31, 2003
	Notes	U.S. GAAP	Adjustments	Reclassifications	IFRS
ASSETS		(i)
Non-Current Assets:
Property, plant and equipment	1	99,576	(246)	—	99,330
Goodwill	2	9,137	(940)	—	8,197
Investments in associates accounted for using the equity method		767	—	—	767
Available for sale financial assets		1,197	—	—	1,197
Other non current assets	3	1,269	(83)	—	1,186
Deferred costs	4	1,032	—	(1,032)	—
Total non-current assets		112,978	(1,269)	(1,032)	110,677
Current Assets:
Inventories		20,215	—	—	20,215
Trade and other receivables		81,536	—	—	81,536
Due from related companies		1,739	—	—	1,739
Marketable securities		4,014	—	—	4,014
Cash and cash equivalents		2,171	—	—	2,171
Total current assets		109,675	—	—	109,675
TOTAL ASSETS		222,653	(1,269)	(1,032)	220,352
EQUITY AND LIABILITIES
Share capital		28,254	—	—	28,254
Reversal of revaluation gains		(22,396)	—	—	(22,396)
Retained earnings	5,7	41,439	4,229	(24,138)	21,530
Legal, tax free and special reserves	5	—	—	24,138	24,138
Other reserves	3	365	10	—	375
Total Equity		47,662	4,239	—	51,901
Minority interests		37	—	—	37
Non-Current Liabilities:
Interest bearing loans and borrowings	4	72,676	—	(1,032)	71,644
Other long-term liabilities		2,555	—	—	2,555
Reserve for staff retirement indemnities	3	1,773	(99)	—	1,674
Deferred income taxes	6	16,630	(5,409)	3,448	14,669
Total non-current liabilities		93,634	(5,508)	2,416	90,542
Current Liabilities:
Trade accounts payable		46,051	—	—	46,051
Due to related companies		9,906	—	—	9,906
Short-term borrowings		8,514	—	—	8,514
Income taxes payable		5,235	—	—	5,235
Accrued and other current liabilities		8,166	—	—	8,166
Deferred income taxes	6	3,448	—	(3,448)	—
Total current liabilities		81,320	—	(3,448)	77,872
TOTAL LIABILITIES AND EQUITY		222,653	(1,269)	(1,032)	220,352

(i)    As adjusted to incorporate the changes required to amend previously issued U.S. GAAP consolidated financial statements.

Notes to the Reconciliation of Equity at December 31, 2003:

1.               Property, plant and equipment was decreased by € 246 with the reversal of the purchase price allocation arising from an increase in the Company’s interest in an existing subsidiary, which allocation was required under previous GAAP.

2.               Goodwill was increased by €246 with the reversal of the purchase price allocation referred to above. In addition goodwill was decreased by accounting for amortisation of €1,186 of which, €593 related to fiscal year 2003. Under previous GAAP, as of January 1, 2002, goodwill is no longer amortised.

3.               An unrecognised additional minimum pension liability of € 99 was recognised under previous GAAP which is not required under IFRS. Of this amount, €83 had been recognised as an intangible asset and included in other non-current assets and €10 (net of deferred tax asset of €6) was charged directly to equity.

4.               Issuance costs of €1,032 which related to the Existing Notes which had been deferred under previous GAAP were reclassified and offset against the related borrowings.

5.               Legal, tax-free and special reserves of €24,138 were included in retained earnings under previous GAAP. Under IFRS, these were reclassified and reflected in a separate account in equity.

6.               Deferred income taxes of €3,448 reflected under current liabilities were reclassified to non-current liabilities for IFRS purposes. Furthermore, deferred income taxes were decreased by €5,409 which related to:

-Deferred tax liability provided under previous GAAP on the tax-free reserves	€5,415
-Deferred tax asset on the additional minimum pension liability (Note 3)	€(6)
€5,409

7.               The following illustrates the adjustments to retained earnings:

-Amortisation of goodwill (Note 1)	€(1,186)
-Reversal of deferred tax liability on the tax-free reserves (Note 6)	€5,415
€4,229

APPENDIX II

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

RECONCILIATION OF EQUITY AT DECEMBER 31, 2003 AND NET PROFIT FOR THE YEAR THEN ENDED

(All amounts in thousands of Euro)

RECONCILIATION OF NET PROFIT:

		Year ended December 31, 2003
	Notes	U.S. GAAP	Adjustments	Reclassifications	IFRS
REVENUES:		(i)
Net sales		349,490	—	—	349,490
Cost of sales		(220,308)	—	—	(220,308)
Gross profit		129,182	—	—	129,182
Selling, general and administrative expenses	1	(109,074)	(593)	—	(109,667)
Other income	2	—	—	771	771
Other expenses	2	—	—	(480)	(480)
Other income/(expenses), net	2	356	—	(356)	—
PROFIT FROM OPERATIONS		20,464	(593)	(65)	19,806
Financial income/(expenses), net	2	(7,766)	—	65	(7,701)
Foreign exchange gains/(losses), net		14,385	—	—	14,385
Share of profit/(losses) of associates		(680)	—	—	(680)
PROFIT BEFORE INCOME TAXES AND MINORITY INTERESTS		26,403	(593)	—	25,810
Income taxes		(10,694)	—	—	(10,694)
NET PROFIT FROM ORDINARY ACTIVITIES		15,709	(593)	—	15,116
Minority interests		15	—	—	15
NET PROFIT		15,724	(593)	—	15,131

(i)             As adjusted to incorporate the changes required to amend previously issued U.S. GAAP consolidated financial statements.

Notes to the Reconciliation of Net Profit for the year ended December 31, 2003:

1.               Selling, general and administrative expenses were increased by €593 to account for the amortisation of goodwill which is no longer required under previous GAAP.

2.               Other income/(expenses), net of €356 reflected under previous GAAP has been reclassified as follows:

-€771 to other income,
-€480 to other expenses, and
-€65 to financial income/(expenses), net.

APPENDIX III

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

RECONCILIATION OF EQUITY AT SEPTEMBER 30, 2004 AND NET PROFIT

FOR THE NINE MONTHS THEN ENDED

(All amounts in thousands of Euro)

RECONCILIATION OF EQUITY:

		September 30, 2004
	Notes	U.S. GAAP	Adjustments	Reclassifications	IFRS
		(Unaudited)
ASSETS		(i)
Non-Current Assets:
Property, plant and equipment	1	107,792	(246)	—	107,546
Goodwill	2	9,657	(1,389)	—	8,268
Investments in associates accounted for using the equity method		722	—	—	722
Available for sale financial assets		1,197	—	—	1,197
Other non-current assets	3	1,271	(83)	—	1,188
Deferred income taxes	6	762	—	—	762
Deferred costs	4	758		(758)	—
Total non-current assets		122,159	(1,718)	(758)	119,683
Current Assets:
Inventories		24,853	—	—	24,853
Trade and other receivables		90,481	—	—	90,481
Due from related companies		2,155	—	—	2,155
Marketable securities		2,692	—	—	2,692
Cash and cash equivalents		6,578	—	—	6,578
Total current assets		126,759	—	—	126,759
TOTAL ASSETS		248,918	(1,718)	(758)	246,442
EQUITY AND LIABILITIES
Share capital		28,254	—	—	28,254
Reversal of revaluation gains		(22,396)	—	—	(22,396)
Retained earnings	5,7	42,339	3,780	(24,138)	21,981
Legal, tax free and special reserves	5	—	—	24,138	24,138
Other reserves	3	(487)	10	—	(477)
Total Equity		47,710	3,790	—	51,500
Minority interests		3	—	—	3
Non-Current Liabilities:
Interest bearing loans and borrowings	4	74,013	—	(758)	73,255
Other long-term liabilities		2,227	—	—	2,227
Reserve for staff retirement indemnities	3	1,962	(99)	—	1,863
Deferred income taxes	6	18,836	(5,409)	2,116	15,543
Total non-current liabilities		97,038	(5,508)	1,358	92,888
Current Liabilities:
Trade accounts payable		45,370	—	—	45,370
Due to related companies		10,599	—	—	10,599
Short-term borrowings		36,416	—	—	36,416
Income taxes payable		4,156	—	—	4,156
Accrued and other current liabilities		5,510	—	—	5,510
Deferred income taxes		2,116	—	(2,116)	—
Total current liabilities		104,167	—	(2,116)	102,051
TOTAL LIABILITIES AND EQUITY		248,918	(1,718)	(758)	246,442

(i)             As adjusted to incorporate the changes required to amend previously issued U.S. GAAP consolidated financial statements.

III-1

Notes to the Reconciliation of Equity at September 30, 2004:

1.               Property, plant and equipment was decreased by €246 with the reversal of the purchase price allocation arising from an increase in the Company’s interest in an existing subsidiary which allocation, was required under previous GAAP.

2.               Goodwill was increased by €246 with the reversal of the purchase price allocation referred to above. In addition, goodwill was decreased by accounting for the amortisation of €1,635 of which, € 450 related to the nine months ended September 30, 2004. Under previous GAAP, as of January 1, 2002, goodwill is no longer amortised.

3.               An unrecognised additional minimum pension liability of €99 was recognised under previous GAAP which is not required under IFRS. Of this amount, €83 had been recognised as an intangible asset and included in other non-current assets and €10 (net of deferred tax asset of €6) was charged directly to equity.

4.               Issuance costs of €758 which related to the Existing Notes which had been deferred under previous GAAP were reclassified and offset against the related borrowings.

5.               Legal, tax-free and special reserves of €24,138 were included in retained earnings under previous GAAP. Under IFRS, these were reclassified and reflected in a separate account in equity.

6.               Deferred income taxes of €2,116 reflected under current liabilities were reclassified to:

-non-current deferred tax liabilities	€2,878
-non-current deferred tax assets	€(762)
€2,116

Furthermore, deferred income taxes were decreased by €5,409 which related to:

-deferred tax liability of €5,415 provided under previous GAAP on the tax-free reserves	€5,415
-deferred tax asset on the additional minimum pension liability	€(6)
€5,409

7.               The following illustrates the adjustments to retained earnings:

-Amortisation of goodwill (Note 1)	€(1,635)
-Reversal of deferred tax liability on the tax-free reserves (Note 6)	€5,415
€3,780

III-2

APPENDIX III

FAGE DAIRY INDUSTRY S.A. AND SUBSIDIARIES

RECONCILIATION OF EQUITY AT SEPTEMBER 30, 2004 AND NET PROFIT

FOR THE NINE MONTHS THEN ENDED

(All amounts in thousands of Euro)

RECONCILIATION OF NET PROFIT:

		Nine months ended September 30, 2004
	Notes	U.S. GAAP	Adjustments	Reclassifications	IFRS
		(Unaudited)
REVENUES:		(i)
Net sales		272,984	—	—	272,984
Cost of sales		(169,194)	—	—	(169,194)
Gross profit		103,790	—	—	103,790
Selling, general and administrative expenses	1	(90,120)	(450)	—	(90,570)
Other income	2	—	—	551	551
Other expenses	2	(160)	—	(170)	(330)
Other income/(expenses), net	2	446	—	(446)	—
PROFIT FROM OPERATIONS		13,956	(450)	(65)	13,441
Financial income/(expenses), net	2	(5,827)	—	65	(5,762)
Foreign exchange gains/(losses), net		(1,266)	—	—	(1,266)
Share of profit/(losses) of associates		(106)	—	—	(106)
PROFIT BEFORE INCOME TAXES AND MINORITY INTERESTS		6,757	(450)		6,307
Income taxes		(2,608)	—	—	(2,608)
NET PROFIT FROM ORDINARY ACTIVITIES		4,149	(450)		3,699
Minority interests		2	—	—	2
NET PROFIT		4,151	(450)		3,701

(i)             As adjusted to incorporate the changes required to amend previously issued U.S. GAAP consolidated financial statements.

III-3

Notes to the Reconciliation of Net Profit for the nine months ended September 30, 2004:

1.               Selling, general and administrative expenses were increased by €450 to account for the amortisation of goodwill which is no longer required under previous GAAP.

2.               Other income/(expenses), net of €446 reflected under previous GAAP has been reclassified as follows:

-€551 to other income,
-€170 to other expenses, and
-€65 to financial income/(expenses), net.

III-4